UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4 – Final Amendment)

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BAYOU CITY EXPLORATION, INC.

(Name of the Issuer)

BAYOU CITY EXPLORATION, INC., STEPHEN C. LARKIN, ROBERT D. BURR, DORIS R. BURR, TRAVIS N. CREED, JR.

(Name of Person(s) Filing Statement)

Common Stock, $0.005 par value

(Title of Class of Securities)

07301P204

(CUSIP Number of Class of Securities)

Stephen C. Larkin
Chief Executive Officer

Bayou City Exploration, Inc.

1151 Old Porter Pike

Bowling Green, Kentucky 42103

(270) 282-8544

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

with a copy to:

Lawrence B. Mandala, Esq.

Munck Wilson Mandala, LLP
12770 Coit Road, Suite 600
Dallas, Texas 75251
(972) 628-3600

This statement is filed in connection with (check the appropriate box):
☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3q(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$492,788.01	$63.47

______________

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $492,788.01 by the Issuer in lieu of fractional shares immediately following a 1-for-20,000 reverse stock split to holders of fewer than 20,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $1.43 per pre-split share and 344,607 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $492,788.01 and .0001288.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63.47

Form or Registration No.: Schedule 13E-3

Filing Party: Bayou City Exploration, Inc., Stephen C. Larkin, Robert D. Burr, Doris R. Burr and Travis N. Creed, Jr.

Date Filed: November 18, 2013

INTRODUCTION

This Final Amendment to Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (each a “Filing Person,” and collectively, the “Filing Persons”): (i) Bayou City Exploration, Inc., a Nevada corporation (the “Company”) and the issuer of the common stock, par value $0.005 per share (the “Common Stock”), that is subject to the Rule 13E-3 transaction, (ii) Stephen C. Larkin, an individual and the President, Chief Executive Officer and Chief Financial Officer and a director of the Company, (iii) Robert D. Burr, an individual, (iv) Doris R. Burr, an individual, and (v) Travis N. Creed, Jr., an individual and the Senior Vice President and a director of the Company.

The Schedule 13E-3 is being filed in connection with a “going private” transaction, the primary purpose of which was to reduce the number of record holders of the Company’s Common Stock to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and suspend its reporting obligations under the Exchange Act. The transaction was also consummated to allow the Company to elect to be taxed as an S corporation.

To accomplish this reduction in the number of record holders of the Common Stock, the Company effected a reverse stock split of the Common Stock at a ratio of 1 to 20,000 by filing a Certificate of Amendment to Articles of Incorporation with the Nevada Secretary of State (the “Reverse Split”). In the Reverse Split, each 20,000 shares of Common Stock outstanding as of March 10, 2014, the effective date of the Reverse Split, was converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders owning fewer than 20,000 pre-Reverse Split shares, the Company made a cash payment equal to $1.43 per pre-Reverse Split share to such stockholders. Accordingly, stockholders owning fewer than 20,000 pre-Reverse Split shares, after the Reverse Split, have no further interest in the Company, are no longer stockholders of the Company and were entitled to receive only a cash payment equal to $1.43 multiplied by the number of pre-Reverse Split shares owned by them. The stockholders who were cashed out as a result of the Reverse Split owned, in the aggregate, approximately 34.8% of the Common Stock outstanding immediately before the Reverse Split, 538 stockholders were cashed out and the Company currently has 6 stockholders. There are currently 819,704 shares of Common Stock issued and outstanding.

After the completion of the Reverse Split, the Company effected a 20,000-to-1 forward stock split by filing a Certificate of Amendment to Articles of Incorporation with the Nevada Secretary of State (the “Forward Stock Split”, and together with the Reverse Split, the “Reverse/Forward Stock Split”) for those stockholders who held at least one whole post-Reverse Split share by converting all post-Reverse Split shares held by such stockholders (including fractional shares) to a number of shares of Common Stock equal to the number of such post-Reverse Split shares multiplied by 20,000.

Under Nevada law and the Articles of Incorporation of the Company, as amended (the “Articles of Incorporation”), the Board of Directors of the Company was only able to amend the Articles of Incorporation to implement the Reverse/Forward Split with the approval of at least a majority of the stockholders. On November 8, 2013, stockholders holding approximately 56% of the issued and outstanding shares of Common Stock of the Company approved these actions by written consent. Stockholders who received cash in lieu of fractional shares are entitled to exercise appraisal rights under Nevada law.

Concurrently with the filing of this Schedule 13E-3, the Company filed an Information Statement (the “Information Statement”) pursuant to Regulation 14C under the Exchange Act.  Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all exhibits thereto, is incorporated by reference herein in its entirety. Capitalized terms used but not defined in this Information Statement shall have the meanings given to them in the Information Statement.

As a result of the Reverse/Forward Stock Split, the number of record holders of the Company’s Common Stock was reduced to fewer than 300 and the registration of the Company’s Common Stock under the Exchange Act has been terminated upon the filing of Form 15 with the SEC.  The Company is no longer required to file periodic reports with the SEC, and the Company is no longer subject to the reporting or other obligations under the Exchange Act.

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While each of the Filing Persons acknowledges that the Reverse/Forward Stock Split is a going private transaction for purposes of Rule 13e-3, under the Exchange Act, the filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person, or any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 16.     Exhibits.

(a)     Information Statement of Bayou City Exploration, Inc. (incorporated by reference to the Schedule 14C filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3).

(b)     Not applicable.

(c)     Report of ValueScope Inc. entitled “Fair Market Valuation of Bayou City Exploration, Inc. as of September 1, 2013” (incorporated by reference to Exhibit E of the Information Statement).

(d)     Not applicable.

(e)     Not applicable.

(f)     Chapter 92A of the Nevada Revised Statutes (incorporated by reference to Exhibit D of the Information Statement).

(g)     Not applicable.

(h)     Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

BAYOU CITY EXPLORATION, INC.

Dated: March 20, 2014	By:	/s/ Stephen C. Larkin
Stephen C. Larkin President, Chief Executive Officer and Chief Financial Officer

Dated: March 20, 2014		/s/ Stephen C. Larkin
Stephen C. Larkin

Dated: March 20, 2014		/s/ Robert D. Burr
Robert D. Burr

Dated: March 20, 2014		/s/ Doris R. Burr
Doris R. Burr

Dated: March 20, 2014		/s/ Travis N. Creed, Jr.
Travis N. Creed, Jr.

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